Exhibit 1

(Translation)
To whom it may concern
February 15, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Determination of Number of New Shares and Equity Warrants to be Issued in Third Party Allotment
     NIS GROUP CO., LTD. (the “Company”) hereby announces that, in accordance with the terms and conditions announced in its press release entitled “Notification Regarding Changes in Terms and Conditions for Issuance of New Shares and Equity Warrants through Third Party Allotment”, dated on January 11, 2008, the Company has determined the amount to be paid per share and the number of shares to be allotted to subscribers in connection with the issuance of new shares to be issued in the third party allotment. The Company has also determined the total number of equity warrants to be issued in the third party allotment, the amount to be paid per share (the exercise price) upon exercise of the equity warrants, and the number of equity warrants to be allotted to each subscriber, as described below.

1.	Issuance of New Shares through Third Party Allotment
(1) Determination of the amount to be paid per share
     As a result of calculation in accordance with the method for calculating the amount to be paid per share described in the terms and conditions, the amount to be paid per share has been set at 200 yen.
(2) Determination of the number of shares to be allotted to subscribers
     Since the amount to be paid per share is 200 yen, subscribers will be allotted an aggregate of 100,000,000 shares, which is the number calculated by dividing 20,000,000,000 yen by 200 yen (the amount to be paid per share).
     The number of shares to be allotted to each subscriber is as described in the press release entitled “Notice Regarding Determination of Subscribers and Other Items for New Shares and Equity Warrants through Third Party Allotment”, dated on January 30, 2008.

2.	Issuance of Equity Warrants through Third Party Allotment
(1) Determination of the number of equity warrants to be issued
     The number of shares of common stock of the Company to be issued upon the exercise of all equity warrants is 8.75% of the above mentioned number of shares to be issued through the third party allotment. The number of shares per equity warrant corresponds to 100 shares. Because the number of new shares to be issued has been set at 100,000,000 shares as discussed above, the aggregate number of equity warrants to be issued will accordingly be 87,500 units.
(2) Determination of the amount to be paid per share for the shares issued by the Company upon the exercise of the equity warrants (the exercise price)
     As a result of calculation in accordance with the calculation method described in the terms and conditions, the exercise price per share has been set at 200 yen.

(3) Determination of the number of equity warrants to be allotted
     The total number of equity warrants to be issued will be 87,500, as stated above, and the number of equity warrants to be allotted to each subscriber will be as described in the press release entitled “Notice Regarding Determination of Subscribers and Other Items for New Shares and Equity Warrants through Third Party Allotment”, dated on January 30, 2008.

(Reference)

(1)	Aggregate amount to be paid:	20,000,000,000 yen (200 yen per share)

(2)	Aggregate amount of increase in capital:	10,000,000,000 yen

(3)	Amount of increase in capital reserve:	10,000,000,000 yen